EXHIBIT 12
CC HOLDINGS GS V LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Computation of earnings:
Income (loss) before income taxes	$105,376	$16,681	$29,190	$(2,202)	$(142,458)
Add:
Fixed charges (as computed below)	105,145	149,766	144,194	142,256	138,465
	$210,521	$166,447	$173,384	$140,054	$(3,993)
Computation of fixed charges and combined fixed charges:
Interest expense	$50,824	$91,881	$93,000	$93,000	$91,773
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,551	12,317	5,955	5,498	3,608
Interest component of operating lease expense	46,770	45,568	45,239	43,758	43,084
Fixed charges	105,145	149,766	144,194	142,256	138,465
Ratio of earnings to fixed charges	2.0	1.1	1.2	—	—
(Deficiency) excess of earnings to cover fixed charges	$105,376	$16,681	$29,190	$(2,202)	$(142,458)